Exhibit 10.22
[Letterhead of Progress Software Corporation]
May 12, 2009
Richard D. Reidy
3 Blueberry Circle
Andover, MA 01810
Dear Rick:
The purpose of this letter is to set forth your compensation terms as President and Chief Executive Officer of Progress Software Corporation (“PSC” or the “Company”). The effective date of your promotion to President and Chief Executive Officer was March 30, 2009.
1.	Base Salary. In accordance with the general cash compensation freeze in place at the Company, your base salary for FY09 will continue to be $330,000, payable on regular pay dates of the Company and subject to applicable employment and income tax withholding. Upon lifting such general cash compensation freeze, the Compensation Committee of the Board of Directors of the Company will review and, to the extent necessary, increase your base salary to reflect then market base salary rates for chief executive officers of comparable software companies. Although market conditions could change, you and the Company acknowledge that the current market base salary rate for a CEO of a comparable software company is $450,000.

2.	Bonus. You will be entitled to participate in the Company’s Executive and Key Contributor Bonus program for FY09 at your current target bonus of $270,000. Upon lifting the general cash compensation freeze described above, the Compensation Committee will review and, to the extent necessary, increase your target bonus to reflect then market bonus rates for CEOs of comparable software companies. Although market conditions could change, you and the Company acknowledge that the current market bonus rate for a CEO of a comparable software company is $450,000.

3.	Benefits. You will continue to participate in the Company’s employee benefit plans, including Medical Insurance, Dental Insurance, Vision Insurance, Life Insurance, Long and Short Term Disability, the 401(k) plan, Employee Stock Purchase Plan, paid vacations and holidays, in each case, subject to the terms and conditions of those plans or programs, as amended from time to time.

4.	Equity Compensation. At the May 12, 2009 meeting of the Compensation Committee, and as part of the broad-based employee equity grants, it will be recommended that the Compensation Committee approve the issuance to you of 87,500 stock options and 75,000 restricted stock units (RSUs). The stock option award represents one-half of your total stock option allocation for FY09, with an additional 87,500 stock options anticipated to be issued at the October 2009 Compensation Committee meeting. The RSU award represents your entire RSU allocation for FY09. The terms and conditions of such stock option and RSU awards will be substantially identical to the terms applicable to the broad-based employee awards being made at the same Compensation Committee meeting. You will be eligible for additional equity awards in future years consistent with market practices for CEOs of comparable software companies.
The Company agrees to enter into a severance agreement providing you with certain compensation and benefits following the termination of your employment on customary terms and conditions to be finalized.
Except as noted above, all other terms and conditions of your employment with the Company remain unchanged.
Please acknowledge your acceptance of these terms by signing in the space below.
Sincerely,

By:	/s/ Michael L. Mark
Michael L. Mark
Lead Independent Director, Board of Directors Progress Software Corporation

ACKNOWLEDGED AND AGREED TO:

/s/ Richard D. Reidy Richard D. Reidy	5/28/09 Date